Exhibit 99.4

Cable and Wireless plc (“the Company”) was notified on 19th February 2003 that pursuant to section 198 to 202 of the Companies Act 1985 (“the Act”), Barclays PLC no longer has a notifiable interest in the issued Ordinary Share capital of the Company.